Exhibit 17.1

August 21, 2007

China Wireless Communications, Inc.

Attn: Pete Racelis & Board of Directors

1746 Cole Boulevard, Suite 225

Golden, Colorado 80401

Subject: Letter of Resignation

Dear Pete:

I appreciate the opportunity to have served with you and the other members as Director of China Wireless Communications, Inc., but effective Thursday, August 23, 2007 I am resigning my position to focus on pursuing the growth of my own company.

Sincerely,

/s/ Iouri Onoufrienko

Iouri Onoufrienko